

August 12, 2011

<u>Via E-mail</u>
Herschel S. Weinstein
Corporate Secretary
Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022

      **Re:    Forest Laboratories, Inc.**
             **Definitive Additional Proxy Soliciting Materials**
             **Filed July 28, 2011 and August 1, 2011**
             **File No. 001-05438**

Dear Mr. Weinstein:

We have reviewed your response letter filed on August 10, 2011 and the supplemental materials filed and delivered to the Staff on August 10, 2011 and have the following comments.

<u>General</u>

1. We note your response to our prior comments 1 and 3 and reissue our comments in part. The materials you provided, which appear to be derived solely from internal company estimates and which do not delineate any of the assumptions being made by management or the basis thereof, do not provide support for certain statements you have made in your filings. In particular, we note the lack of support for the following:

   - projections, inclusive of underlying assumptions, related to the top line sales growth goals of approximately 10% of CAGR and adjusted EPS growth goals of approximately 30% CAGR;
   - the pie chart disclosure of FY2016 estimated Revenue by Product; and
   - projections that FY2016 revenue will be greater than FY2011.

   Please provide us with support for the assertions made. Alternatively, please file soliciting materials informing shareholders that you are unable to provide support for the opinions expressed with respect to the projections cited above. Until such support is provided or filings made, please avoid referencing or making similar unsupported statements in your filings. Refer to Rule 14a-9(a). We may have further comment.

2. Further to our comment above. Please provide us supplementally with a complete copy of the Jeffries Research Report dated May 16, 2011.

<u>Successful Management of LOE Cycle: CELEXA, page 15</u>

3.  We note your response to our prior comment 5 and reissue our comment.  The supporting materials you provided attempt to make a co-relation between share price decline during the last fiscal year and the percentage of net sales of a peer company's drug that faces a LOE.  Given the myriad of factors that impact share price in a given year and given what may be different LOE cliff time periods for some of the drugs relative to Lexapro, the basis for your comparison is not apparent.  Moreover, the data provided does not provide support for your implied assertion that the relative number of Forest's drug product approvals has positively impacted or will positively impact Forest's successful management of its LOE for Lexapro.  Please provide support for the assertions you have made or file revised materials which indicate that you are unable to support the opinions you have provided regarding LOE management. Refer to Rule 14a-9(a).

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3757 with any questions.

                                          Sincerely,

                                          /s/ Mellissa Campbell Duru

                                          Mellissa Campbell Duru
                                          Special Counsel
                                          Office of Mergers and Acquisitions